Exhibit 99.2

NEWS RELEASE

BIOFUEL REPORTS SECOND QUARTER RESULTS

DENVER, COLORADO – AUGUST 13, 2008 – BIOFUEL ENERGY CORP. (NASDAQ:BIOF), a development stage ethanol production company, today announced its second quarter results.  For the three months ended June 30, 2008, the Company recorded net income to common shareholders after minority interest of $948,000 or $0.03 per diluted share.  The Company’s first two ethanol plants commenced commercial operations in late June resulting in $292,000 in revenues for the second quarter.  The Wood River, Nebraska and Fairmont, Minnesota plants each have a nameplate capacity of 115 million gallons a year of fuel grade ethanol.  Cargill, Incorporated is supplying the plants’ corn requirements and marketing the ethanol and distillers grains output.

The $948,000 quarterly income was due to $292,000 in revenues, $10.1 million of unrealized gain on derivative financial instruments, $325,000 of interest income, and $338,000 of other income, offset by $255,000 in costs of goods sold, $8.4 million of overhead and administrative costs, and the elimination of $1.4 million in minority interest.  Overhead and administrative costs incorporate $3.0 million of compensation expense, including non-cash charges of $316,000 related to options and restricted stock grants, and other costs of $5.4 million.  Other costs are comprised of plant start-up costs which are not capitalized.

Through June 30th, a total of $306 million had been spent on construction of the Wood River and Fairmont facilities.  Based on remaining amounts due under turnkey construction contracts and an estimate of costs to complete those aspects of construction being performed by the Company, a further $12 to $16 million is expected to be expended to complete the facilities, exclusive of corporate overhead and financing charges.

In the second quarter, the Company borrowed $26 million under its bank credit facilities.  At June 30th, $172 million had been drawn on the bank facility and $20 million of subordinated debt remained outstanding.  As of that date, the Company held approximately $39 million of cash in interest bearing accounts.  In October 2007, the Board of Directors approved a $7.5 million stock repurchase plan.  Through June 30th, 809,606 shares had been repurchased at an average price of $5.30 per share, leaving $3,185,000 available for repurchases.  Repurchased shares are being held as treasury stock.

Subsequent to quarter end corn prices pulled back sharply resulting in the Company’s hedging gains swiftly turning to losses and, as announced yesterday, the Company realized approximately $26.1 million of losses resulting from closing out various corn, ethanol and natural gas hedges.  Based on current commodity prices, the Company also had approximately a further $19.9 million of unrealized mark-to-market losses under hedging agreements.  The Company currently does not have sufficient liquidity available to satisfy all of the realized losses, and further market developments may result in further margin calls and additional losses being realized.  All of the related contracts were entered into with Cargill, Incorporated, which handles all corn purchases and sales of ethanol and distillers grains for the Company.  The Company is currently engaged in discussions with Cargill to agree to a schedule of payments in the short-term to satisfy the Company’s current obligations to Cargill.

In an effort to improve the Company’s liquidity position, an amendment to the Company’s bank credit agreement is being pursued which would assure the Company more immediate access to the remaining $15.0 million working capital line and would accelerate $11.4 million of borrowing availability under its $210 million

1600 Broadway, Suite 2200 • Denver, CO • 303.592.8110 • www.bfenergy.com construction loan. The Company is continuing to explore various alternatives to resolve this matter.  As noted above, the principal focus is on reaching a mutually beneficial agreement with Cargill and securing funds to satisfy its obligations upon which our ability to continue as a going concern will be dependent.  However, there can be no assurance of our success in these efforts. If the Company is not successful in resolving its liquidity issues, the Company may be forced to engage in other restructuring efforts.

Commenting, Mr. Scott H. Pearce, the Company’s President and Chief Executive Officer, said, “Despite the recent set back resulting from the liquidation of a significant portion of the Company’s corn hedges, the start-up of commercial operations of our two plants in late June represents significant milestones for our Company.  We are currently focused on the commissioning process and getting the plants to operate at nameplate capacity.  With limited operational history, we remain optimistic that we will meet our nameplate production and operating efficiency metrics.  While the ethanol sector operating margins have continued to be at historically low levels, we remain convinced of the important role ethanol will play in our country’s supply of vehicle fuel.”

The Company plans to host a conference call on Wednesday, August 13, 2008 beginning at 11:00 a.m. (EDT) to discuss the results.  To participate, please dial (800) 944-8766.  The participant code for the call is 93094.  Approximately 90 minutes following the call, a phone playback will be available for 30 days by dialing (866) 281-6782.  The access code for the replay is 158753.

This release contains certain forward-looking statements within the meaning of the Federal securities laws.  Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks.  Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved.  Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

BioFuel Energy is a development stage company currently completing construction of two 115 million gallons per year ethanol plants in the Midwestern corn belt.  The Company’s goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

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Contact:	Kelly G. Maguire	For more information:
	Vice President - Finance &	www.bfenergy.com
Chief Financial Officer
(303) 592-8110
kmaguire@bfenergy.com

BioFuel Energy Corp.

(in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
Summary Income Statement	2008	2007	2008	2007
Net sales	$292	$—	$292	$—
Cost of goods sold	255	—	255	—
Gross profit	37	—	37	—
Selling, general and administrative expenses
Compensation expense	2,988	1,320	5,445	2,616
Other	5,409	704	7,054	1,309
Operating Income (loss)	(8,360)	(2,024)	(12,462)	(3,925)
Interest income	325	—	851	—
Other non-operating income	338	200	338	213
Unrealized gain on derivative financial instruments	10,080	—	10,080	—
Income (loss) before minority interest	2,383	(1,824)	(1,193)	(3,712)
Minority interest	(1,435)	1,537	363	3,271
Net income (loss)	948	(287)	(830)	(441)
Beneficial conversion charge	—	(1,327)	—	(1,327)
Net income (loss) to common shareholders	$948	$(1,614)	$(830)	$(1,768)

Income (loss) per share - basic	$0.06	$(0.24)	$(0.05)	$(0.30)
Income (loss) per share - diluted	$0.03	$(0.24)	$(0.05)	$(0.30)

Weighted average shares outstanding
Basic	15,223	6,817	15,271	5,934
Diluted (a)	32,656	6,817	15,271	5,934

	June 30,	December 31,
Summary Balance Sheet	2008	2007

Cash and equivalents	$38,771	$55,987
Accounts receivable	291	—
Inventories	28,082	—
Derivative financial instruments	10,080	—
Prepaid expenses	139	194
Other current assets	3,206	—
Property, plant and equipment, net	325,819	276,785
Certificates of deposit	3,990	2,155
Debt issuance costs, net	8,289	8,852
Other assets	759	126
Total assets	$419,426	$344,099

Total current liabilities	$39,675	$24,814
Long-term debt, net of current portion	186,754	122,440
Tax financing, net of current portion	5,238	5,823
Derivative financial instrument, net of current portion	—	525
Other liabilities	49	27
Total liabilities	231,716	153,629

Minority interest	68,076	68,799
Stockholders’ equity	119,634	121,671
Total liabilities and stockholders’ equity	$419,426	$344,099

Total shares outstanding at August 8, 2008 (b)	32,601,204

(a) Diluted shares are not utilized in the GAAP loss per share calculation as they are anti-dilutive.

(b) Includes common shares and class B common shares, net of 809,606 shares held in treasury.